(i)On December 20, 2004 the Audit Committee and Board of
Trustees of Williams Capital Management Trust (the "Registrant") terminated the services of PricewaterhouseCoopers LLP ("PwC") as independent registered public accounting firm to the Registrant.
(ii)The reports of PwC on the financial statements for the past two fiscal periods contained no adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle.
(iii)In connection with the audits for the two most recent fiscal periods and through December 20, 2004, there have been no disagreements with PwC on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of PwC would have caused them to make reference thereto in their report on the financial statements for such periods.
(iv)During the two most recent fiscal periods and through December 20, 2004, there have been no reportable events
(as defined in Regulation S-K Item 304(a)(1)(v)).
(v)The Registrant has requested that PwC furnish it with a letter addressed to the SEC stating whether or not it agrees with the above statements. A copy of such letter, dated December 27, 2004, is filed as Exhibit Q1 to Item 77K.
(vi)Following approval from the Board of Trustees, the Registrant engaged Tait, Weller & Baker ("Tait Weller") as its new independent registered public accounting firm on December 20, 2004. During the Registrant's two most recent fiscal periods and through December 20, 2004 the Registrant did not consult with Tait Weller with respect to the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Registrant's financial statements, or any other matters or reportable events as set forth in Items 304(a)(1)(iv) and (v) of Regulation S-K.